Exhibit 99.1
WRIGLEY COMPANY FILES DEFINITIVE PROXY STATEMENT FOR MERGER VOTE
August 4, 2008 (Chicago) — Wm. Wrigley Jr. Company (NYSE: WWY) today filed a definitive proxy statement for a special meeting of its stockholders to consider a proposal to adopt the merger agreement (originally announced on April 28, 2008) that — if approved — will satisfy a necessary condition toward Wrigley becoming a separate, stand-alone business unit operating under Mars, Incorporated.
The special meeting will be held on September 25, 2008 at 9:00 a.m., Chicago time, at the Chase Auditorium, 10 South Dearborn Street, Chicago, Illinois 60603. Once a quorum is established, holders of Wrigley stock as of the record date for the meeting — July 28, 2008 — will be entitled to vote on the proposed merger. Two-thirds majority votes in favor of the proposal for both Wrigley’s common shares and Class B common shares — with each class voting separately — are required for approval.
If the merger is completed, holders of Wrigley Common Stock and Class B Common Stock will be entitled to receive $80.00 in cash, or the “merger consideration,” for each share of Wrigley Common Stock or Class B Common Stock owned by them as of the effective time of the merger.
This proxy filing comes in the wake of:
➢	last week’s receipt of regulatory approval for the proposed merger from the European Commission, following previous favorable decisions from United States, Canadian and Australian regulators; and

➢	the prior week’s initiation of the financing process for the transaction.
As a result, the special meeting of stockholders and an affirmative vote on the merger proposal are two of the most significant outstanding matters to be completed in order for the merger to close. Mars and Wrigley are working to satisfy the remaining conditions, which are described in the definitive proxy statement, and effect the merger as quickly as possible following receipt of stockholder approval.
Later today, a new “Proxy & Special Meeting Information” page will be added to the “Investors” section of the Wrigley website (www.wrigley.com). Clicking on the new tab will provide access to materials related to the merger and the meeting — including the definitive proxy statement, information on receiving proxy materials electronically, and a link to Company’s transfer agent.

About Wrigley
The Wm. Wrigley Jr. Company is a recognized leader in confections with a wide range of product offerings including gum, mints, hard and chewy candies, lollipops, and chocolate. The Company has global sales of $5.4 billion and distributes its world-famous brands in more than 180 countries. Three of these brands — Wrigley’s Spearmint®, Juicy Fruit®, and Altoids® — have heritages stretching back more than a century. Other well-loved brands include Doublemint®, Life Savers®, Big Red®, Boomer®, Pim Pom®, Winterfresh®, Extra®, Freedent®, Hubba Bubba®, Orbit®, Excel®, Creme Savers®, Eclipse®, Airwaves®, Solano®, Sugus®, P.K.®, Cool Air® and 5™.
Cautionary Statement Regarding Forward-Looking Information
This press release contains statements which may be considered forward-looking statements within the meaning of the Securities Exchange Act of 1934, including, without limitation, statements regarding operating strategies, future plans and financial results. Forward-looking statements may be accompanied by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “possible”, “predict”, “project” or similar words, phrases or expressions. The Company does not undertake any obligation to update the information contained herein, which speaks only as of the date of this press release. A variety of factors could cause actual results to differ materially from the anticipated results or expectations expressed including, without limitation, the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement and the possibility that the Company would be required to pay any termination fee in connection therewith; the outcome of any legal proceedings that may be instituted against the Company and others following the announcement of the merger agreement; risks that the required regulatory approvals will not be obtained in a timely manner, if at all; inability to complete the merger due to the failure to obtain stockholder approval or failure to satisfy the other conditions to the completion of the merger; risks that the proposed transaction disrupts current plans and operations; the availability or retention of retail space; the availability of raw materials; changes in demographics and consumer preferences; changes in foreign currency and market conditions; increased competition and discounting and other competitive actions; underutilization of or inadequate manufacturing capacity and labor stoppages; governmental regulations; and the outcome of integrating acquired businesses. These factors, and other important factors that could affect these outcomes are set forth in the Company’s most recently filed Annual Report on Form 10-K and the Company’s other SEC filings, in each case under the heading “Forward-Looking Statements” and/or “Risk Factors”. Such discussions regarding risk factors and forward-looking statements are incorporated herein by reference.

FROM:	WM. WRIGLEY JR. COMPANY Christopher Perille, Senior Director — External Relations Phone: (312) 645-4077